Exhibit 15

Acknowledgment of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

KeyCorp

We are aware of the incorporation by reference in this Registration Statement (Form S-4) and related Prospectus of KeyCorp for the offer to exchange Common Shares of KeyCorp for any and all Trust Preferred Securities of KeyCorp Capital V, KeyCorp Capital VI, KeyCorp Capital VIII, KeyCorp Capital IX, and KeyCorp Capital X of our review report, dated May 7, 2009, relating to the unaudited condensed consolidated interim financial statements of KeyCorp, included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Under Rule 436(c) of the 1993 Act, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the 1933 Act.

/s/ Ernst & Young LLP

Cleveland, Ohio

May 20, 2009